MOLSON

RECEIVED
2004 JUL 30 P 3:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**File No. 82-2954**

**July 28, 2004**

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04035925

SUPPL

Dear Madam/Sir:

**Subject** **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly

Carole Gagnon
Corporate Administrator

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

Encl.

**Molson Inc.**
1555 Notre Dame Street East, Montreal, Quebec, Canada H2L 2R5
Telephone: (514) 521-1786 • Facsimile: (514) 590-6358 • www.molson.com

# EXHIBIT LIST



**File No. 82-2954**

| Exhibit No. | Description | Date | Page |
|---|---|---|---|
| 495 | ▪ Press Release "Molson/Coors Lunch Presentation" | July 27/04 | 003 |
| | ▪ Press Release "Molson and Coors confirm merger discussions" | July 19/04 | 004 |
| | ▪ Press Release "Molson announces first quarter results for the 3-month period ending June 30, 2004" | July 22/04 | 005 |
| | ▪ Press Release "Molson and Coors announce merger of equals to create world's fifth largest Brewer" | July 22/04 | 018 |
| | ▪ Press Release "Molson Inc. Broadcasts Fiscal 2005 First Quarter Results" | July 22/04 | 024 |
| | ▪ TSX Form 5: Dividend Declaration for MOL.A and for MOL.B | July 22/04 | 025 |
| | ▪ Transcript of Molson Coors Brewing Company Merger Announcement to Investor Meeting, webcast | July 22/04 | 027 |
| | ▪ Slide presentation of the Molson Coors Brewing Company to Investor Meeting, webcast | July 22/04 | 056 |
| | ▪ Press Release " Molson Inc. Director resigns from Board" | July 28/04 | 074 |

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business/Financial Editors:
Molson/Coors Lunch Presentation

MONTREAL, July 27 /CNW Telbec/ - The media are invited to listen in on the presentation that will be made today by Daniel J. O'Neill, President and CEO, Molson Inc. and Leo Kiely, Chief Executive Officer, Coors Brewing Company, as part of a the investor meetings relating to the proposed Molson/Coors merger agreement.

The presentation starts at 12:30 ET and the dial-in numbers are:

- 1 (800) 565-0813 or (416) 695-9743, please state you are calling for the "Molson/Coors Lunch Presentation"

Presenting at the luncheon will be:

Mr. Daniel J. O'Neill, President and CEO, Molson Inc.;
Mr. Leo Kiely, Chief Executive Officer, Coors Brewing Company;
Mr. Timothy V. Wolf, Chief Financial Officer, Coors Brewing Company.

REMINDER:

Media will be allowed to participate in listen mode only.
%SEDAR: 00001968EF

/For further information: MEDIA: Sylvia Morin, Senior Vice President, Corporate Affairs, (514) 590-6345/
(MOL.A. MOL.B.)

CO: MOLSON - NEWS ROOM; MOLSON MEDIA ADVISORY

CNW 12:10e 27-JUL-04

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business/Financial Editors:
Molson and Coors confirm merger discussions

MONTREAL, July 19 /CNW Telbec/ - In response to reports published today in the public media, Molson Inc. and Adolph Coors Company (NYSE symbol: RKY) confirmed that they are in advanced discussions concerning a possible merger of equals between the two companies, the terms of which are still being discussed and are subject to final Board approvals.

The parties confirmed that the terms being discussed include Eric Molson (currently Molson's Chairman) becoming Chairman of the Board; Leo Kiely (currently Coors' Chief Executive Officer) becoming Chief Executive Officer; and Daniel J. O'Neill (currently Molson's President and Chief Executive Officer) becoming Vice Chairman, Synergies and Integration, of the combined company.

An announcement could be made in the near future. There can be no assurance that a transaction will take place. The parties do not intend to make any further comment prior to entering into a combination agreement or the termination of negotiations.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

This press release contains forward-looking information reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.
%SEDAR: 00001968EF

/For further information: Media: Sylvia Morin, Senior Vice President, Corporate Affairs, (514) 590-6345; Investors and analysts: Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/
(MOL.A. MOL.B.)

CO: MOLSON - NEWS ROOM; MOLSON - INVESTORS

CNW 16:40e 19-JUL-04

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business/Financial Editors:
Molson announces first quarter results for fiscal 2005

MONTREAL, July 22 /CNW Telbec/ - Molson Inc. announced today first quarter fiscal 2005 results for the three-month period ending June 30, 2004.

HIGHLIGHTS

- Consolidated operating profit (EBIT) up 13.2% to $126.7 million. Excluding items noted below (i) consolidated EBIT down 14.5% to $126.7 million and EBIT in Canada up 1.6% to $154.4 million
- Consolidated net earnings increased 24.9% from $54.7 million to $68.3 million. Excluding items noted below (ii), net earnings decreased 19.3% to $68.3 million from $84.6 million
- Consolidated net earnings per share increased 25.6% from $0.43 per share to $0.54 per share. Excluding the items below (ii), net earnings per share decreased 19.4% from $0.67 per share to $0.54 per share
- Cash flow from operations before working capital and rationalization costs increased 2.7% to $72.2 million
- Consolidated net sales revenue up 2.0% to $675.0 million, net sales revenue in Canada up 3.2%
- Total Molson beer volume down 3.4%, volume in Canada down 2.8% and volume in Brazil down 4.2%
- Core brand market share in Canada up 0.9 share points, total market share in Canada down 1.2 share points

(i) Excluding the charge for rationalization costs in fiscal 2004 of $36.3 million.
(ii) Excluding the fiscal 2004 after-tax charge for rationalization costs of $38.5 million and minority interest of $8.6 million.

FINANCIAL PERFORMANCE

Molson recorded consolidated operating profit (EBIT) of $126.7 million, 13.2% higher than the previous year first quarter. With the rationalization charge incurred in the first quarter of last year excluded, the current year's first quarter operating profit was down 14.5% compared to last year. In Canada, higher selling prices and favourable net sales revenue mix contributed to a 1.6% improvement in operating profit, notwithstanding the negative impact of such items as higher pension expenses, adverse product cost mix, increased marketing and sales investment as well as a labour disruption in the British Columbia distribution network. Brazil's operating profit was negatively impacted by higher investment, in both marketing and the sales centre costs, as well as lower volumes and adverse mix.

"New management was put in place in both Canada and Brazil as part of the "regaining the momentum" strategy outlined in the annual report. Although still early, we have seen encouraging signs with new advertising, new packaging, new promotional design, which have resulted in consecutive weekly share gains over the last several weeks. Fernando Tigre is taking charge of Brazil, questioning every single decision and is in the process of developing a revised going forward plan," explained Daniel J. O'Neill, President and CEO.

Net earnings for the three months ended June 30, 2004 were $68.3 million, an increase of 24.9% over the $54.7 million earned for the corresponding period in 2003. Net earnings per share increased 25.6% to $0.54 per share compared to $0.43 per share for the same period last year. The prior year's earnings included a charge for a plant closure in Brazil, in the amount of $43.3 million (R$92.2 million), as well as a pre-tax gain of $7.0 million from the sale of a property in Barrie which was recorded against the provision for

rationalization line in the statement of earnings.

Net earnings for the period were $68.3 million or a 19.3% decrease from $84.6 million for the same period last year, excluding the charge for rationalization costs and the gain on sale in the prior year's quarter. Net earnings per share decreased 19.4% to $0.54 per share on the same basis. This decrease primarily reflects the lower operating profit as well as no tax recovery being recorded on the Brazil losses.

For the first quarter ended June 30, 2004, net sales revenue increased 2.0% to $675.0 million compared to $661.8 million for the same period last year. The improvement factors in a 3.2% revenue increase in Molson's operations in Canada, which was partially offset by lower volumes in Brazil. Consolidated brewing volume for the quarter totalled 4.99 million hectolitres, down 3.4% from 5.17 million hectolitres for the previous year, with volume down by 2.8% and 4.2% in Canada and Brazil, respectively. In addition, the impact of declining foreign exchange rates (Brazilian real and the US dollar) relative to the Canadian dollar had a negative impact on the consolidated net sales revenue figure when measured in Canadian dollars.

Net interest expense for the quarter was $20.3 million. It was $4.5 million lower than the prior year, reflecting an overall decrease in average debt and related interest expense in Canada, but was partially offset by higher net debt and interest bearing liabilities in Brazil.

Cash flow from operations before changes in working capital and rationalization costs increased by 2.7% to $72.2 million for the three months ended June 30, 2004, compared to $70.3 million for the same period last year. This is attributable to lower EVA bonuses of $13.1 million that were paid in the first quarter of fiscal 2005 compared to $45.0 million paid in the first quarter of fiscal 2004, partially offset by lower net earnings. The fiscal 2004 EVA bonuses included a one-time amount relating to deferred bonuses previously accrued.

"Our long-term goal of 10% EBIT growth remains, however, our lower Q1 performance will make this challenging in the current fiscal year," commented Brian Burden, Chief Financial Officer of Molson Inc.

## OPERATIONAL PERFORMANCE

### CANADA

Net sales revenue increased by 3.2% to $580.2 million in the quarter reflecting higher consumer prices and favourable mix when compared to last year, though Molson volume in Canada moved down slightly from 2.59 million hectolitres to 2.52 million hectolitres. Operating profit increased 1.6% to $154.4 million for the three months ended June 30, 2004, notwithstanding the negative impact of higher pension costs, adverse product mix, increased marketing and sales investment as well as a labour disruption in the distribution network in British Columbia.

Molson's core brand share continued to perform well registering a share increase of 0.9 share points on a national basis, while average market share for all beer sold in Canada declined 1.2 share points to 42.8% from 44.0% compared to the same period last year. Continued competitive pressure from the value segment in both Ontario and Alberta and the effect of the distribution strike in British Columbia contributed to this decline.

In Ontario, core brand market share moved up 1.7 share points. Performance in the value segment more than offset a weaker premium segment. In the West, core brands were marginally higher, buoyed by Molson value brands and the new MOLSON ULTRA low carb product.

In Quebec, core brands gained 1.6 points primarily on the strength of the light segment, a segment that was equally strong in the Newfoundland and Maritime regions.

Overall core brand share results include the launch of COLD SHOTS, continued growth of EXLIGHT and MOLSON ULTRA and the strong performance of

COORS LIGHT.

In general, the market continued to experience strong competitor discount activity and the Corporation undertook significant activity to address the softening of market share due to the growth of the value segment. These activities included new packaging and the release of new advertising. Early returns appear positive as evidenced by share growth in Ontario: over the last six consecutive weeks of the first quarter of fiscal 2005, Ontario share experienced sustained upward momentum, in part supported by CANADIAN share growth.

## BRAZIL

Total sales volume for the quarter was 1.97 million hectolitres compared to 2.05 million hectolitres last year. Intense competitive market conditions and softer industry volume due to weather conditions in Kaiser's key markets contributed to the decline. However, more than 50% of the bottlers, representing approximately 43% of the volume, increased their sales volume over the previous year's quarter and showed improvement in developing the on-premise market. Total estimated Molson market share in Brazil was 10.9% for the three-month period ended June 30, 2004 compared to 12.9% for the same period last year, according to ACNielsen data.

Net sales revenue decreased 3.0% from R$172.5 million to R$167.3 million over the previous year. Marginally higher selling prices partially offset the volume decline. Kaiser's ability to increase prices in the period was hindered by lack of increases from competitors.

Operating profit was adversely affected by the investment in sales centres established in the latter part of fiscal 2004 and reflected a net variance of approximately R$23 million to the same period last year. In addition, Kaiser incurred higher marketing costs of approximately R$17 million when compared to the same period last year primarily related to the Corporation's relaunch investment in the Kaiser brand. General and administrative costs increased marginally reflecting higher depreciation expense while fixed costs were held in line with the same period last year.

On June 15, 2004, Molson announced the appointment of Brazilian Fernando Tigre as the Chief Executive Officer of Cervejarias Kaiser Brasil S.A. Fernando Tigre, who took over the leadership of Kaiser effective July 1, 2004, has vast experience in turning around, growing and improving the results of companies he has managed.

## UNITED STATES

Overall, Molson's total and CANADIAN trademark volume in the United States for the three months ended June 30, 2004 were down 3.4% and 4.7% respectively, compared to the same period last year. According to Nielsen Grocery Channel reporting, which includes only a small portion of Molson USA business, import volumes declined by 1.6% in the three months ended June 30, 2004. Molson USA's share of the import category totalled 3.9%, with volume down 11.5%, according to these same Nielsen results.

Positively, both total net sales revenue and net sales revenue per hectolitre increased 11.9% and 8.9%, respectively, versus the same period last year as measured in US dollars. This increase in revenue realization was driven by strong front line price increases and improved brand and package mix, driven primarily by the super premium pricing of MOLSON XXX. These gains in pricing were offset by increased operational costs arising primarily from unfavourable foreign exchange and higher fuel costs.

Over the coming quarters, restoring growth on the CANADIAN trademark, as well as slowing the MOLSON ICE and GOLDEN volume decline will remain a priority.

SHAREHOLDERS' EQUITY AND DIVIDENDS

For the three-month period ended June 30, 2004 the Corporation did not repurchase any Class "A" or Class "B" shares. In the same period of the previous year, the Corporation repurchased 690,700 Class "A" shares at prices ranging between $32.15 and $33.05 per share and no Class "B" shares as per the previously announced normal course issuer bid. The total number of Class "A" and Class "B" shares outstanding at June 30, 2004 were 127,593,495 (127,003,023 at June 30, 2003).

On May 5, 2004, Molson's quarterly dividend rate was increased by $0.01 or 7% to $0.15 per share effective in the first quarter. This dividend is payable on October 1, 2004 to shareholders of record at the close of business on September 15, 2004.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

This press release contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

CONFERENCE CALL INVITATION

Molson will host a one-hour conference call today at 11:00 AM ET to discuss financial results and respond to analyst and investor questions. The dial-in number is (800) 838 4403 or (973) 317 5319 and requesting confirmation (pound sign)590717.

All other interested parties are invited either to listen in:

- by phone conference call using the same dial-in number above;
- by audio webcast of the conference call located at http://www.molson.com .

For those unable to listen to the call live, the following replay mechanisms will be available:

- a phone replay two hours after the call and until July 29, by dialing (719) 457-0820 and entering confirmation (pound sign)590717 when prompted;
- a webcast replay beginning 15 minutes following the conference call at http://www.molson.com .

<<
MOLSON INC.

SUPPLEMENTAL FINANCIAL & OPERATIONAL INFORMATION

Volume

| (Hectolitres in millions) | Three months ended June 30 2004 Estimated | 2003 Actual |
|---|---|---|
| Industry volume in Canada (i) | 5.89 | 5.89 |
| Molson (Canada) | 2.52 | 2.59 |
| Molson production for shipment to the United States | 0.50 | 0.53 |
| Brazil | 1.97 | 2.05 |
| Total Molson volume | 4.99 | 5.17 |

(i) Sources: Brewers of Canada, provincial liquor authorities and industry distribution companies.

Molson Canada Estimated Market Share (%)

| Three months ended June 30 | 2004 Estimated | 2003 Actual |
|---|---|---|
| Including sales of imports: | | |
| Canada | 42.8 | 44.0 |
| Quebec/Atlantic | 43.5 | 43.1 |
| Ontario/West | 42.4 | 44.4 |

Sources: Brewers of Canada, provincial liquor authorities and industry distribution companies.

Summary Financial Information by Business Unit

| Three months ended June 30 | Sales and Other Revenues | | Net Sales Revenue | | EBITDA | | EBIT | |
|---|---|---|---|---|---|---|---|---|
| (Dollars in millions) | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 |
| Canada | 733.8 | 726.9 | 580.2 | 562.4 | 166.0 | 163.8 | 154.4 | 152.0 |
| Brazil | 149.8 | 147.5 | 74.5 | 80.8 | (21.0) | 2.0 | (26.8) | (3.2) |
| United States | 23.7 | 22.0 | 20.3 | 18.6 | (0.9) | (0.6) | (0.9) | (0.6) |
| Totals before the following: | 907.3 | 896.4 | 675.0 | 661.8 | 144.1 | 165.2 | 126.7 | 148.2 |
| Provisions for rationalization | - | - | - | - | - | (36.3) | - | (36.3) |
| Consolidated | 907.3 | 896.4 | 675.0 | 661.8 | 144.1 | 128.9 | 126.7 | 111.9 |

Summary Financial Information

Brazil

| Three months ended June 30 | | | | |
|---|---|---|---|---|
| (Currency in millions) | BRL | | CAD | |
| | 2004 | 2003 | 2004 | 2003 |
| Sales and other revenues | 335.8 | 314.7 | 149.8 | 147.5 |
| Net sales revenue | 167.3 | 172.5 | 74.5 | 80.8 |
| EBITDA (i) | (46.9) | 4.2 | (21.0) | 2.0 |
| EBIT (i) | (59.8) | (6.9) | (26.8) | (3.2) |

(i) Results for the quarter ended June 30, 2003 exclude the rationalization provision of $43.3 million.

United States

| Three months ended June 30 | | | | | | |
|---|---|---|---|---|---|---|
| (Dollars in millions) | USD | | CAD | | Molson 50.1% Share CAD | |
| | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 |
| Sales and other revenues | 34.9 | 31.5 | 47.3 | 44.0 | 23.7 | 22.0 |
| Net sales revenue | 29.8 | 26.6 | 40.5 | 37.1 | 20.3 | 18.6 |
| EBITDA | (1.2) | (0.8) | (1.6) | (1.2) | (0.9) | (0.6) |
| EBIT | (1.3) | (0.9) | (1.7) | (1.3) | (0.9) | (0.6) |

MOLSON INC.

CONSOLIDATED STATEMENTS OF EARNINGS - UNAUDITED

| Three months ended June 30 (Dollars in millions, except share and per share amounts) | 2004 | 2003 |
|---|---|---|
| Sales and other revenues | $907.3 | $896.4 |
| Brewing excise and sales taxes | 232.3 | 234.6 |
| Net sales revenue | 675.0 | 661.8 |
| Costs and expenses | | |
| Cost of sales, selling and administrative costs | 530.9 | 496.6 |
| Provisions for rationalization (note 3) | - | 36.3 |
| | 530.9 | 532.9 |
| Earnings before interest, income taxes and amortization | 144.1 | 128.9 |

| | | |
|---|---|---|
| Amortization of capital assets | 17.4 | 17.0 |
| Earnings before interest and income taxes | 126.7 | 111.9 |
| Net interest expense | 20.3 | 24.8 |
| Earnings before income taxes | 106.4 | 87.1 |
| Income tax expense | 45.0 | 42.4 |
| Earnings before minority interest | 61.4 | 44.7 |
| Minority interest | 6.9 | 10.0 |
| Net earnings | $68.3 | $54.7 |
| Net earnings per share | | |
| Basic | $0.54 | $0.43 |
| Diluted | $0.53 | $0.42 |

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS - UNAUDITED

| Three months ended June 30 (Dollars in millions) | 2004 | 2003 |
|---|---|---|
| Retained earnings - beginning of year | $818.5 | $676.8 |
| Change in accounting policy (note 2) | - | (3.7) |
| Retained earnings - beginning of year, as restated | 818.5 | 673.1 |
| Net earnings | 68.3 | 54.7 |
| Cash dividends declared | (18.8) | (17.7) |
| Stock dividends declared | (0.4) | (0.1) |
| Excess of share repurchase price over weighted-average stated capital (note 6) | - | (18.6) |
| Retained earnings - end of period | $867.6 | $691.4 |

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED BALANCE SHEETS

| (Dollars in millions) | June 30 2004 | June 30 2003 | March 31 2004 |
|---|---|---|---|
| | (Unaudited) | (Unaudited) | |
| Assets | | | |
| Current Assets | | | |
| Cash | $14.5 | $3.8 | $21.2 |
| Accounts receivable | 228.8 | 221.2 | 167.3 |
| Inventories | 185.2 | 172.6 | 177.4 |
| Prepaid expenses | 64.3 | 77.5 | 64.3 |
| | 492.8 | 475.1 | 430.2 |
| Investments and other assets | 131.0 | 129.7 | 129.7 |

| | | | |
|---|---|---|---|
| Property, plant and equipment | 995.2 | 996.0 | 1,022.4 |
| Intangible assets, excluding goodwill | 1,547.5 | 1,572.1 | 1,558.7 |
| Goodwill | 763.2 | 817.3 | 789.6 |
| | $3,929.7 | $3,990.2 | $3,930.6 |
| Liabilities | | | |
| Current liabilities | | | |
| Accounts payable and accruals | $458.1 | $489.9 | $459.8 |
| Provision for rationalization costs (note 3) | - | 16.4 | - |
| Income taxes payable | 21.4 | 37.6 | 29.0 |
| Dividends payable | 19.2 | 17.8 | 17.8 |
| Future income taxes | 180.7 | 138.1 | 171.8 |
| Current portion of long-term debt (note 5) | 340.7 | 64.4 | 347.0 |
| | 1,020.1 | 764.2 | 1,025.4 |
| Long-term debt (note 5) | 786.2 | 1,207.0 | 788.4 |
| Deferred liabilities | 337.8 | 395.1 | 359.1 |
| Future income taxes | 413.9 | 358.4 | 400.2 |
| Minority interest | 125.3 | 154.3 | 138.1 |
| | 2,683.3 | 2,879.0 | 2,711.2 |
| Shareholders' equity | | | |
| Capital stock (note 6) | 734.9 | 722.8 | 732.3 |
| Contributed surplus | 10.5 | 5.1 | 8.9 |
| Retained earnings | 867.6 | 691.4 | 818.5 |
| Unrealized translation adjustments | (366.6) | (308.1) | (340.3) |
| | 1,246.4 | 1,111.2 | 1,219.4 |
| | $3,929.7 | $3,990.2 | $3,930.6 |

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

| Three months ended June 30<br>(Dollars in millions) | 2004 | 2003 |
|---|---|---|
| Operating activities | | |
| Net earnings | $68.3 | $54.7 |
| Provisions for rationalization (note 3) | - | 36.3 |
| Amortization of capital assets | 17.4 | 17.0 |
| Future income taxes | 11.3 | 16.0 |
| Minority interest | (6.9) | (10.0) |
| Funding of deferred liabilities in excess of expense | (19.4) | (40.8) |
| Other | 1.5 | (2.9) |
| Cash provided from operations before working capital and rationalization costs | 72.2 | 70.3 |
| Used for working capital | (90.1) | (161.3) |
| Rationalization costs | - | (4.4) |
| Cash used for operating activities | (17.9) | (95.4) |

| | | |
|---|---|---|
| **Investing activities** | | |
| Additions to property, plant and equipment | (4.1) | (5.4) |
| Additions to investments and other assets | (4.5) | (1.5) |
| Proceeds from disposal of property, plant and equipment | 3.0 | 14.4 |
| Proceeds from disposal of investments and other assets | 0.5 | 1.0 |
| Cash provided from (used for) investing activities | (5.1) | 8.5 |
| **Financing activities** | | |
| Increase in long-term debt | 200.4 | 81.3 |
| Reduction in long-term debt | (202.8) | (34.8) |
| Securitization of accounts receivable | 34.0 | 65.0 |
| Shares repurchased (note 6) | - | (22.5) |
| Cash dividends paid | (17.4) | (14.0) |
| Proceeds from the exercise of stock options | 2.2 | 7.3 |
| Other | 0.1 | - |
| Cash provided from financing activities | 16.5 | 82.3 |
| Decrease in cash from continuing operations | (6.5) | (4.6) |
| Decrease in cash from discontinued operations (note 8) | (0.3) | (4.7) |
| Decrease in cash | (6.8) | (9.3) |
| Effect of exchange rate changes on cash | 0.1 | 0.9 |
| Cash, beginning of period | 21.2 | 12.2 |
| Cash, end of period | $14.5 | $3.8 |

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three months ended June 30, 2004 and 2003
(Dollars in millions, except share and per share amounts)

## Note 1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 1 of the consolidated financial statements for the year ended March 31, 2004, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2004 of Molson Inc.'s 2004 Annual Report.

## Note 2. Change in Accounting Policies

Effective April 1, 2004 the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 13 "Hedging Relationships", which establishes certain conditions regarding when hedge accounting may be applied. The relevant hedging relationships will be subject to an effectiveness test on a regular basis for reasonable assurance that it is and will continue to be effective. Under these rules, any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in earnings.

Effective April 1, 2002, the Corporation adopted, on a prospective basis, the CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Effective April 1, 2003, the Corporation began to expense the cost of stock option grants, with a restatement of the prior period. The Corporation determines the cost of all stock options granted since April 1, 2002 using a fair value method. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the period in which the related employee services are rendered. Further details are contained in note 6. Opening retained earnings for fiscal 2004 was reduced by $3.7 reflecting the full year effect of fiscal 2003 stock option expense.

Note 3. Provisions for Rationalization

During the first quarter of fiscal 2004, the Corporation recorded a charge of $43.3 relating to the closure of the Ribeirao Preto plant in Brazil represented by a $37.5 write-down of fixed assets to net recoverable amount and employee severance and other closure costs of $5.8. There is no remaining accrual.

Also in the first quarter of fiscal 2004, the Corporation completed a sale of a residual property adjacent to the Barrie brewery. A pre-tax gain of $7.0 was recorded in the provision for rationalization line in the statement of earnings which is consistent with the original Barrie plant closure provision.

Note 4. Earnings per Share

The following is a reconciliation of the weighted average shares outstanding for basic and diluted earnings per share computations for net earnings:

| | 2004 | 2003 |
|---|---|---|
| Net earnings | $68.3 | $54.7 |
| Weighted average number of shares outstanding - (millions) | | |
| Weighted average number of shares outstanding - basic | 127.5 | 126.8 |
| Effect of dilutive securities | 1.7 | 2.2 |
| Weighted average number of shares outstanding - diluted | 129.2 | 129.0 |

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class "A" non-voting shares ("common shares"). During the first three months of fiscal 2005, options to purchase 1,369,175 (2004 - 667,700) common shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares in the three-month period.

Note 5. Long-term Debt

The Corporation had a $150.0 debenture that expired on May 3, 2004 and was repaid using the Corporation's $625.0 revolving credit facility which

expires on March 17, 2005. As at June 30, 2004 $169.7 (2003 - $59.9) was drawn on the $625.0 facility.

The Corporation's 18-month bridge facility of $300.0 expired on September 17, 2003 and was partially refinanced with $200.0 of floating rate medium-term notes maturing September 16, 2005, issued on September 16, 2003 out of a total program of $500.0. The Corporation's $625.0 revolving facility was used to refinance the remaining $100.0 balance of the bridge facility. On October 17, 2003, the Corporation completed a second issuance of $50.0 of floating rate medium-term notes maturing October 19, 2004 to repay a portion of indebtedness under the existing credit facility. The floating rate notes are direct, unsecured obligations of Molson Inc. and were offered by way of a private placement in Canada.

Molson Canada had a $100.0 credit facility that expired on August 31, 2003 and was repaid from operations and using the Corporation's $625.0 credit facility.

The floating rate note program is an agreement under which the Corporation and the placement agent may agree to issue debt under terms and conditions that are only determined at the time of placement of the debt. As such, the Corporation's term loan and the $50.0 floating rate note are classified as current liabilities. It is the Corporation's intention to refinance with either a new term loan or the floating rate note program.

The Corporation has a quarterly cancellable interest rate swap for $100.0 which converted a portion of the Corporation's floating rate medium-term note maturing September 16, 2005 to a fixed rate. The Corporation also has an interest rate swap for $100.0 which converted the Molson Canada debenture due June 2, 2008 with a fixed rate of 6.0% to a variable rate.

Note 6. Capital Stock

The total number of Class "A" and Class "B" shares outstanding at June 30, 2004, were 127,593,495 (2003 - 127,003,023)

For the three-month period ended June 30, 2004 the Corporation did not repurchase any Class "A" or Class "B" shares. In the three-month period ended June 30, 2003, the Corporation repurchased 690,700 Class "A" shares at prices ranging between $32.15 and $33.05 per share and no Class "B" shares as part of the previously announced normal course issuer bid. In fiscal 2004, of the total amount of $22.5 repurchased, $3.9 was charged to capital stock based on the weighted-average stated capital with the excess of $18.6 being charged to retained earnings.

STOCK-BASED COMPENSATION

The Corporation has a stock option plan for eligible employees and non-employee directors of the Corporation, under which Class "A" non-voting shares of the Corporation may be purchased at a price equal to the market price of the common shares at the date of granting of the option. The options vest over a period of two, three, four or five years and are exercisable for a period not to exceed ten years from the date of the grant. At June 30, 2004, there were 6,026,486 (2003 - 5,716,883) stock options outstanding and 831,038 (2003 - 1,686,795) stock options available for future grants. During the first three months of fiscal 2005, the Corporation granted 985,200 (2004 - 868,800) stock options at an exercise price of $31.44 (2004 - ranging between $32.31 and $36.96).

The fair value of each option grant is estimated on the date of grant

using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the three-month period: dividend yield of 1.4% (2003 - 1.6%); expected volatility of 24.7% (2003 - 25.5%), risk- free interest rate of 4.2% (2003 - 4.4%); and an expected life of 6 years (2003 - 6 years). The weighted average fair value of options granted in the three-month period is $8.91 (2003 - $9.23) per share.

The Corporation has recorded $1.6 (2003 - $1.4) related to stock option expense for the three months ended June 30, 2004.

The Corporation's contributions to the employee share ownership plan ("MESOP") of $0.4 (2003 - $0.4) were charged to earnings during the three-month period ended June 30, 2004.

As at June 30, 2004, 183,754 (2003 - 157,379) Deferred Share Units ("DSU's") are outstanding. For the three-month period ended June 30, 2004, $0.5 (2003 - $0.2) was charged to earnings representing the accrual for services provided in the period which were paid with the issuance of DSU's.

Note 7. Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, Brazil and the United States.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or EBIT. Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Management of interest expense and income tax expense are centralized and, consequently, these expenses are not allocated among operating groups. Inter-segment revenues reflect transactions made on an arms-length basis.

| | Canada | | Brazil | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Revenues from external customers | 733.8 | 726.9 | 149.8 | 147.5 |
| Inter-segment revenues | 11.3 | 11.0 | 3.0 | 2.6 |
| EBIT | 154.4 | 159.0(i) | (26.8) | (46.5)(ii) |
| Assets | 2,617.5 | 2,584.0 | 1,153.0 | 1,243.2 |
| Goodwill | 198.0 | 198.0 | 565.2 | 619.3 |
| Amortization of capital assets | | | | |
| Amortization of property, plant and equipment | 11.6 | 11.8 | 5.7 | 5.1 |
| Amortization of intangible assets | - | - | 0.1 | 0.1 |
| Additions to capital assets | 2.1 | 3.3 | 2.0 | 2.1 |

| | United States | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |

| | | | | |
|---|---|---|---|---|
| Revenues from external customers | 23.7 | 22.0 | 907.3 | 896.4 |
| Inter-segment revenues | - | - | 14.3 | 13.6 |
| EBIT | (0.9) | (0.6) | 126.7 | 111.9 |
| Assets | 159.2 | 163.0 | 3,929.7 | 3,990.2 |
| Goodwill | - | - | 763.2 | 817.3 |
| Amortization of capital assets | | | | |
| Amortization of propery, plant and equipment | - | - | 17.3 | 16.9 |
| Amortization of intangible assets | - | - | 0.1 | 0.1 |
| Additions to capital assets | - | - | 4.1 | 5.4 |

(i) Includes the $7.0 gain on sale of a property in Canada.
(ii) Includes a provision for rationalization of $43.3.

Note 8. Discontinued Operations

Cash used for discontinued operations of $0.3 (2003 - $4.7) was for operating activities.

Note 9. Subsequent Event

On July 22, 2004, the Corporation entered into an agreement with Coors to create a new company that would become the fifth largest brewer in the world as measured by volume of beer sold. The transaction is structured as a share exchange whereby Molson Inc. shareholders can either convert their shares to shares of the new entity or can elect to receive exchangeable shares on a tax deferred basis. The new entity, Molson Coors Brewing Company, will be listed on the New York Stock Exchange and the Toronto Stock Exchange. The transaction is subject to shareholder approval.

Note 10. Comparative Figures

Certain comparative figures have been restated to conform to the current period's basis of presentation.
>>
%SEDAR: 00001968EF

/For further information: Media: Sylvia Morin, Senior Vice President, Corporate Affairs, (514) 590-6345; Investors and analysts: Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/
(MOL.A. MOL.B.)

CO: MOLSON - NEWS ROOM; MOLSON - INVESTORS

CNW 06:02e 22-JUL-04

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson and Coors Announce Merger of Equals to Create World's Fifth Largest Brewer

$6 billion company will have operating scale and financial strength to be major player in the consolidating global brewing industry

Molson Coors Brewing Company will have established leading brands in key world markets, including the United States, Canada, the United Kingdom and Brazil

Combination is expected to deliver substantial value to shareholders; approximately US$175 million in synergies identified

MONTREAL, Canada and GOLDEN, Colorado, July 22 /CNW Telbec/ - Adolph Coors Company (NYSE: RKY) and Molson, Inc. (TSX: MOL.A) today announced a definitive agreement to combine in a merger of equals that will create a new company with the operating scale and balance sheet strength to take a leading role in the consolidating global brewing industry.

With combined beer sales of 60 million hectoliters (51 million U.S. barrels), Molson Coors Brewing Company will be the world's fifth largest brewing company by volume, with pro-forma combined net sales of US$6.0 billion, EBITDA of US$1.0 billion and free cash flow of US$707 million for the twelve month period ended March 31, 2004. In addition, the combination is expected to generate approximately US$175 million in annualized synergies by 2007, with half of these benefits achieved within 18 months following completion of the merger. The transaction is expected to be earnings accretive(1) to the shareholders of both companies within the first full year of combined operations.

The transaction brings together Coors, founded in 1873, and the third-largest brewer in the U.S. with an 11 percent market share, and the second-largest brewer in the U.K. with a market share of 21 percent, with Molson, North America's oldest beer company, founded in 1786 and Canada's leading brewer with a 43 percent market share, and the third-largest brewer in Brazil, where it has an 11 percent market share.

"This transaction allows us to create a stronger company in a consolidating global industry while preserving Molson's rich heritage as North America's oldest beer company and Canada's leading brewer," said Eric H. Molson, chairman of Molson. "We are extremely pleased to be combining with Coors, one of the world's most respected brewers, in such a strategically compelling merger. We look forward to working together to realize the full potential of the new company."

Peter H. Coors, chairman of Coors, said: "I am very proud to see the company started by my great-grandfather more than 130 years ago combine with a company of Molson's caliber and heritage. This historic transaction combines 350 years of brewing excellence and will create a dynamic and competitive organization able to deliver long-term value to shareholders while continuing to be an important contributor to the communities in which we operate."

The combined company will have a well-established beverage portfolio that includes Coors Light, (the No. 7 beer brand worldwide), Molson Canadian (the No. 1 brand in Canada) and Carling (the No. 1 brand in the U.K.). In addition, Coors Original, Keystone, Aspen Edge, Zima XXX, Worthington's, Molson Ultra, Export, Molson Dry, Rickard's and Kaiser will be important brands in the portfolio. Additionally, the companies have, in various geographies, distribution and/or licensing agreements with other leading international brewers, including Heineken, Grupo Modelo, Grolsch, FEMSA, Foster's and SABMiller.

Management Structure and Board Composition

Molson Coors Brewing Company will draw on a talented group of leaders from both companies. Eric H. Molson will serve as chairman of the Board of the combined company. W. Leo Kiely III, currently chief executive officer of Coors, will be chief executive officer. Daniel J. O'Neill, currently chief executive officer of Molson, will be vice chairman, synergies and integration. Timothy V. Wolf, currently chief financial officer of Coors, will serve as chief financial officer of the combined company.

Leo Kiely, chief executive officer of Coors, stated, "Together, Molson and Coors will become the world's fifth largest brewer, with the market and financial strength necessary to drive organic growth and compete more effectively in today's increasingly challenging global market. With EBITDA of US$1.0 billion before synergies, Molson Coors Brewing Company will have the financial flexibility to increase investment behind key brands while delivering value to shareholders. We also expect the geographic footprint of the combined company will facilitate increased operational and financial efficiency."

Molson Coors Brewing Company will have a 15-member Board of Directors, most of whom will be drawn from the existing Boards of both companies. It will be composed of five members nominated by Molson family Board members, five members nominated by Coors family Board members and three directors elected by the company's non-voting shareholders. Leo Kiely and Daniel J. O'Neill will also be directors. Nine members of the company's Board of Directors will be independent of management and the controlling shareholders.

The company will have executive headquarters in Denver, Colorado, and Montreal, Quebec. The company's operations in Canada will be managed from Toronto, Ontario; operations in the U.S. from Golden, Colorado; operations in the U.K. from Burton-on-Trent, England; and operations in Brazil from Sao Paulo, Brazil.

Synergies and Cost Savings

The companies intend to establish an Office of Synergies and Integration to facilitate the development and implementation of plans to achieve the expected benefits of the transaction. The Office will be responsible for the realization of cost savings and other synergies, including the alignment of related capital expenditures, by applying best practices and global benchmarking. The Office will be chaired by Daniel J. O'Neill and will also include Eric Molson and Leo Kiely.

"In my new role, my responsibility will be to deliver the identified synergies, unlock additional opportunities and lead the teams that have the most past experience in making this happen. The merger represents a transaction that will be difficult to match given the large value of synergies and the ability to reinvest additional synergies above the US$175 million to drive top-line sales growth," said Daniel J. O'Neill, president and chief executive officer of Molson Inc. "In addition, a merger with Coors allows our Canadian unit to secure the rights to sell and distribute the Coors Light brand, which might not be the case in an alternative transaction."

The combined company expects to achieve annualized synergies of approximately US$175 million by 2007. The principal sources of these synergies include the optimization of brewery networks, increased procurement efficiencies, streamlined organizational design, consolidated administrative functions and greater tax efficiencies. The companies expect to identify additional synergy opportunities between now and closing. These synergies are in addition to cost saving initiatives already underway at both companies.

Summary of the Transaction

The transaction will be structured pursuant to a Plan of Arrangement under which each share of Molson held by a Canadian resident will be exchanged, at the election of the holder, for exchangeable shares in a

Canadian subsidiary of Molson Coors and/or shares of Molson Coors. Molson shares held by nonresidents of Canada will be exchanged for Molson Coors stock. The transaction is structured to be tax deferred to all U.S. holders of Coors, tax deferred to Canadian resident Molson shareholders who properly elect to receive exchangeable shares, and taxable to U.S. holders of Molson shares and those Canadian resident Molson shareholders who choose to convert to Molson Coors stock.

Under the proposed Plan of Arrangement, each Molson Class B voting share will convert into shares having the right to exchange for 0.126 voting share and 0.234 non-voting share of Molson Coors and each Molson Class A non-voting share will convert into shares that have the right to exchange for 0.360 non-voting share of Molson Coors.

Both Boards of Directors have received fairness opinions from their financial advisors. The proposed merger, which is subject to approvals by the shareholders of both companies, the Superior Court of Quebec, appropriate regulatory and other authorities, as well as customary closing conditions, is expected to close following shareholders' meetings and votes in the fall of 2004.

Application will be made to list the shares of Molson Coors Brewing Company on the New York Stock Exchange and the exchangeable shares on the Toronto Stock Exchange. The company intends to maintain Molson's quarterly dividend amount per share as adjusted for currency exchange and the share exchange ratio detailed above.

The existing principal shareholders of Molson (Pentland Securities (1981), Inc.), and Coors, (the Adolph Coors, Jr., Trust), have agreed to vote their shares in favor of the merger and have entered into voting agreements under which they have agreed they will not solicit any offer seeking the purchase of their shares or their approval of a sale of the company each controls and will vote against an alternative proposition.

The companies have also agreed not to solicit other offers. The merger agreement provides for the payment of a US$75 million break-up fee to either party in the event the transaction is not completed under certain circumstances.

Molson and Coors have been advised by Pentland, the company through which Eric Molson holds his voting interest in Molson, that Pentland has taken steps to terminate an agreement between Pentland and the Swiftsure Trust which restricts the transfer of Molson shares held by the parties to that agreement.

The Boards of Directors of the two companies have unanimously recommended the approval of the transaction to their shareholders. In addition, a Special Committee of Molson's Independent Directors formed to consider the transaction approved the proposed merger.

Deutsche Bank acted as financial advisor to Coors. Citigroup and BMO Nesbitt Burns acted as financial advisors to Molson, and Merrill Lynch acted as financial advisor to the Special Committee of Molson's Independent Directors.

## Financial Community Meeting and Conference Call

The companies will host a financial community meeting and dial-in conference call today at 9:30 a.m. EDT to discuss the merger. Press are also invited to attend or dial-in on a listen-only basis. The meeting will be located at The New York Palace Hotel, 455 Madison Avenue, New York, New York. The dial-in number for U.S. callers is 888-874-9713 and the dial-in for participants located outside the U.S. is 973-935-8506. A slide presentation and live audio webcast of the call will be available and archived at www.molsoncoors.com . A replay of the call will be available for those who are unable to listen to or attend the meeting live. The U.S. replay number is 877-519-4471 and the replay number for callers outside the U.S. is 973-341-3080. The access code for both numbers is 4990854. The replay will be available from 3:00 p.m. EDT on July 22, 2004, to 3:00 p.m. EDT on August 23, 2004.

About Molson Inc.

Molson Inc., founded in 1786, is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with CAN$3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, A Marca Bavaria, Kaiser and Bavaria. For more information on Molson Inc., please visit the company's website at www.molson.com .

About Adolph Coors Company

Founded in 1873, Adolph Coors Company is the world's ninth-largest brewer, with $5.4 billion in annual gross sales. Its principal subsidiary is Coors Brewing Company, the third-largest brewer in the U.S., with a beverage portfolio that includes Coors Light, Coors Original, Aspen Edge, Killian's, Zima XXX and the Keystone family of brands. The company's operating unit in the United Kingdom, Coors Brewers Limited, is the U.K.'s second-largest brewer, with brands that include Carling -- the best-selling beer in the U.K. -- Grolsch, Worthington's, Reef and the recently launched Coors Fine Light Beer. For more information on Adolph Coors Company, please visit the company's website at www.coors.com .

<<

Latest 12 Months
Pro-Forma Financial Information (2,3)

| | |
|---|---|
| Total combined volume | 60 million HL (51 million U.S. bbls) |
| Net revenue | US$6 billion |
| Operating Income | US$673 million |
| EBITDA(4) | US$1 billion |
| Free cash flow(5) | US$707 million |
| Net Income | US$354 million |
| Net debt/EBITDA ratio | 2.1x |
| Employees | 14,800 |

>>

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the U.S. federal securities laws. Forward-looking statements are commonly identified by such terms and phrases as "would", "may", "will", "expects" or "expected to" and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Adolph Coors Company and Molson Inc. Inc. (separately and together the "Companies"). Such statements include, but are not limited to, statements about the anticipated benefits, savings and synergies of the merger between Adolph Coors Company and Molson, Inc., including future financial and operating results, Coors' and Molson's plans, objectives, expectations and

intentions, the markets for Coors' and Molson's products, the future development of Coors' and Molson's business, and the contingencies and uncertainties to which Coors and Molson may be subject and other statements that are not historical facts. The press release also includes information that has not been reviewed by the Companies' independent auditors. There is no assurance the transaction contemplated in this release will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this press release are expressly qualified by information contained in each company's filings with regulatory authorities. The Companies do not undertake to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required approvals of the merger on the proposed terms and schedule; the failure of Coors and Molson stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; and disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Coors' and Molson's results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Coors with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). Neither Coors nor Molson undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Stockholders are urged to read the joint proxy statement/management information circular regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/management information circular, as well as other filings containing information about Coors, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/management information circular can also be obtained, without charge, by directing a request to Adolph Coors Company, 311 10th Street, Golden, Colorado 80401, Attention: Investor Relations, (303) 279-6565. The respective directors and executive officers of Coors and Molson and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Coors's directors and executive officers is available in the 2003 Annual Report on Form 10-K filed with the Securities and Exchange Commission by Coors on March 12, 2004, and information regarding Molson's directors and executive officers will be included in the joint proxy statement/management information circular. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

-------------------------------------------

(1) Excluding purchase accounting adjustments and one time charges
(2) Last twelve months ended March 31, 2004
(3) Excludes purchase accounting
(4) Earnings before interest, taxes, depreciation and amortization.
(5) Free cash flow equals EBITDA - capital expenditure

%SEDAR: 00001968E

/For further information: For Coors: Investors: Dave Dunnewald, 303-279-6565; Kevin Caulfield, 303-277-6894; Media: Laura Sankey, 303-277-5035; For Molson Inc.: Investors: Danielle Dagenais, 514-599-5392;

Media: Sylvia Morin, 514-590-6345/
(MOL.A. MOL.B. RKY)

CO: MOLSON - INVESTORS; MOLSON - NEWS ROOM; Adolph Coors Company

CNW 09:35e 22-JUL-04

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business/Financial Editors:
Molson Inc. Broadcasts Fiscal 2005 First Quarter Results

MONTREAL, July 22 /CNW Telbec/ - Molson Inc. will announce its Fiscal 2005 First Quarter results on Thursday, July 22, 2004. The Q1 Financial Results press release and financial statements will be issued by CNW at 6:00 AM and will be subsequently posted on www.molson.com .

Live audiocast of investor/analyst conference call scheduled for 11:00 AM ET

- via the Web at www.molson.com

Conference call (accessible to media and analysts only)

- by phone (800) 838-4403 or (973) 317-5319, confirmation (pound key) 590717

Participating in the conference call will be:

Mr. Daniel J. O'Neill, President and CEO, Molson Inc.;
Mr. Brian Burden, Executive Vice President and Chief Financial Officer;

The conference call rebroadcast will be available

- 15 minutes after the call on www.molson.com .
- and 2 hours after the call and until July 29, by dialing (719) 457-0820 and entering confirmation (pound key) 590717 when prompted

%SEDAR: 00001968EF

/For further information: MEDIA: Sylvia Morin, Senior Vice President, Corporate Affairs, (514) 590-6345; INVESTORS & ANALYSTS: Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/
(MOL.A. MOL.B.)

CO: MOLSON - NEWS ROOM; MOLSON MEDIA ADVISORY

CNW 01:34e 22-JUL-04

**Form 5 Submission - Dividend/Distribution Declaration**

Issuer : Molson Inc.

| Security Symbol | Amount | Currency | Declaration Date | Record Date | Payable Date |
|---|---|---|---|---|---|
| MOL.A | .15 | CDN | 07/21/2004 | 09/15/2004 | 10/01/2004 |

**Details:** Under the Corporation's Optional Stock Dividend and Share Purchase Plan, the dividend is also payable in Class A Non-Voting Shares to those shareholders who elect by the close of business on Record Date to receive stock dividends in lieu of cash.

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Carole Gagnon |
| Phone: | 514-590-6338 |
| Email: | carole.gagnon@molson.com |
| Submission Date: | 07/22/2004 11:36:01 |
| Last Updated: | 07/22/2004 11:36:01 |

**Form 5 Submission - Dividend/Distribution Declaration**

Issuer : Molson Inc.

| Security Symbol | Amount | Currency | Declaration Date | Record Date | Payable Date |
|---|---|---|---|---|---|
| MOL.B | .15 | CDN | 07/21/2004 | 09/15/2004 | 10/01/2004 |

**Details:** Under the Corporation's Optional Stock Dividend and Share Purchase Plan, the dividend is also payable in Class A Non-Voting Shares to those shareholders who elect by the close of business on Record Date to receive stock dividends in lieu of cash.

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Carole Gagnon |
| Phone: | 514-590-6338 |
| Email: | carole.gagnon@molson.com |
| Submission Date: | 07/22/2004 11:38:07 |
| Last Updated: | 07/22/2004 11:38:07 |

**Script for 7/22 Molson Coors Brewing Company**
**Merger Announcement Investor Meeting**

**Intro for Conference Call Operator**

(slide 1)

Good morning and welcome to the Molson Inc and Coors Brewing Company financial community meeting to discuss its merger announcement. Press are invited to attend on a listen-only basis. After the call, there will be a Q&A session which will end promptly at 10:45 am.

[Insert directions re queuing up for questions]

Before the meeting begins, I have been asked to read the attached forward looking statement.

**(Slide 2) Forward Looking Statements**

***This Presentation includes "forward-looking statements" within the meaning of the U.S. federal securities laws. Forward-looking statements are commonly identified by such terms and phrases as "would", "may", "will", "expects" or "expected to" and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Adolph Coors Company and Molson Inc. Inc. (separately and together the "Companies"). Such statements include, but are not limited to, statements about the anticipated benefits, savings and synergies of the merger between Adolph Coors Company and Molson, Inc., including future financial and operating results, Coors' and Molson's plans, objectives, expectations and intentions, the markets for Coors' and Molson's products, the future development of Coors' and Molson's business, and the contingencies and uncertainties to which Coors and Molson may be subject and other statements that are not historical facts. The presentation also includes information that has not been reviewed by the Companies' independent auditors. There is no assurance the***

***transaction contemplated in this presentation will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this presentation are expressly qualified by information contained in each company's filings with regulatory authorities. The Companies do not undertake to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.***

I would now like to introduce Eric Molson and Peter Coors. Eric Molson will speak first.

**(Slide 3) Eric Molson and Peter Coors**

**ERIC MOLSON (3:30 minutes)**

Good Morning,

A month ago, nearly to the day, I stood in front of Molson shareholders at our Annual Meeting and reiterated my family's commitment, as controlling shareholder, to the long-term growth of Molson. Today, I am very pleased to announce a merger of equals that creates a uniquely positioned Canadian-American company that delivers on that promise.

The Molson Coors Brewing Company proposed today will be the fifth largest brewer in the world. From its dual headquarters in Denver and Montreal, the combined company will have net sales of six billion

dollars US, volume of approximately 60 million hectoliters and annual EBITDA of approximately 1 billion US dollars.

Since Molson's first stock issuance in 1945, the Molson family has not wavered in its commitment to build a company that would withstand the test of time. That commitment remained strong, especially over the past eighteen months, as we witnessed an increase in the pace of consolidation of the brewing industry. Rather than shake our resolve, the reshaping of the industry has increased our determination to participate in that consolidation... BUT, as some would say, on our own terms and on terms that would be favorable to our shareholders.

We stand firm in our belief that Molson, as a Canadian icon, has to continue to grow and build on its rich and long-standing brewing heritage, and the enduring commitment and loyalty Canadians have always shown towards the company and its products.

Over the past few months, Molson senior management, supported by the Board, went through the exercise of identifying a set of clear-cut principles that were to guide us in reviewing the Corporation's options for participating in industry consolidation and for maximizing value for all shareholders.

Let me briefly review some of those principles with you.

First, with more than 200 years of brewing behind it and a rich Canadian heritage, it was important to ensure the continuity of the Molson name and to leverage the strength of the corporate brand.

Second, "brewing" had to be the core of the business going forward as this is consistent with Molson's corporate strategy for growth.

Third, as the founding family, the Molsons have been a committed, long-term investor in the company. We are not interested in exiting the business. Rather, the family wants to play a role in building a major global brewer and in driving greater value for shareholders.

Fourth, was the requirement that the transaction be attractive and fair to all shareholders.

And last, but probably most important of all, a transaction must provide significant potential for long-term value creation for all shareholders.

As Molson executives started to take a serious look at the possibilities and scenarios in light of these guidelines, one option clearly emerged...the Coors Brewing Company.

**(Slide 3) Molson and Coors: The Right Combination**

Today, the agreement between Molson and Coors to create Molson Coors Brewing Company – through a merger of equals -- delivers on all the guiding principles I have just enumerated.

- Both companies are brewing businesses with a family background, have complementary strengths, a heritage and commitment to the brewing business, rigid adherence to the highest standards of quality and integrity, and a common vision for future growth.

- Merging these two companies provides shareholders with the solid prospect of sustained returns in the short, medium and long term.

- Finally, the merged company has all the potential to move to the next level and succeed as an industry consolidator.

The merger of equals between Molson and Coors is truly a compelling proposition that I am proud to present to all Molson – and Coors – shareholders.

To all Molson employees, to whom I convey an immense sense of gratitude, I say we all have a clear path for the future. And to all Canadians, I say .... CHEERS! Let us celebrate. A brewing tradition and national icon continues to forge ahead.

Peter – I know you have some thoughts to share as well...

**PETE COORS (2:30 mins.)**

Thanks Eric....

I'm also delighted to be here to discuss what I think can accurately be characterized as one of the most exciting and significant corporate developments in our company's 130-year history.

For those of you who aren't familiar with Coors, like Molson, we have a long-standing heritage in the brewing world. The company was founded in 1873 and we are currently the 8th largest brewer in the world, with leading brands in the US and UK beer markets that include Coors, Coors Light, Keystone, Killian's, Zima XXX, Carling, Grolsch, and Aspen Edge.

I am very proud to see the company founded by my great-grandfather – Adolph Coors – combine with the great Canadian brewer Molson. I know he would be very pleased with the announcement we are making today, for the simple reason that *this merger of equals makes sense*. The things that were most important to him – brewing great beer, commitment to employees and the community, and delivering value to investors -- are attributes Coors still holds sacred and they are values shared by Molson.

Although Molson is a couple of years older, 87 actually, we have virtually mirror-image roots. We know each other very well. We've partnered with Molson on various marketing and distribution initiatives for more than two decades.

You simply don't have that type of deep corporate relationship unless you fundamentally respect your partner's operating philosophies, their commitment to quality, and the people within the organization. So, no question Molson is a company we like and can work with...clearly an important ingredient in any combination...but one that only gets us so far.

**(Slide 5) To Create Substantial Value for Shareholders**

Perhaps more importantly, Molson is a company that we can unite with to take us to new levels. Together, we'll be financially stronger, we'll be leaner and together we'll continue have some of the best and brightest talent in the industry. We can clearly leverage immediate opportunities to be more efficient, but that's the obvious part of the story. The exciting part comes from harnessing the power of a company that will overnight essentially double in size and have the capacity to support aggressive and creative marketing campaigns, innovative product introductions, and geographic expansion...all focused on driving growth and creating value.

I'll let Leo, Dan and Tim elaborate, but I know I speak for all the members of the Coors family when I say we are thrilled that Coors is joining forces with Molson. We look forward to a rapid, constructive melding of each company's strengths, and, importantly, being part of a Molson Coors Brewing Company that we'll all be proud of in another hundred years.

I'd now like to introduce Leo Kiely, CEO of Coors and the man who will become CEO of the Molson Coors Brewing Company...

**(Slide 6) Leo Kiely**

**LEO KIELY (9:30 minutes)**

Thank you Eric and Peter for summarizing so well the unique attributes of these two great beer companies, and for your resounding endorsement of this transaction.

I want to spend the next ten minutes or so outlining for all of you why all of us are so excited about this merger – why combining these companies is so right – and what the combination will mean for our companies' ability to create meaningful shareholder returns.

**(Slide 7) A Compelling and Transformative Transaction**

First things first. This combination is about unlocking value for shareholders – all shareholders. It is about ensuring that our company can deliver near-term returns... while positioning itself to drive growth and improved results over the long term.

This combination unlocks three phases of value creation.

First – we have identified $175M in annualized synergies, 50% of which we expect to capture within 18 months of close. Dan will drill

down into where these synergies will come from shortly. Given the quick ramp-up on some of the synergies, we expect this transaction to be accretive to earnings in the first year, excluding purchase price accounting and one-time charges. On a cash EPS basis, we expect the transaction to be significantly accretive in the first year.

Second – we'll use anticipated additional synergies to make targeted investments behind core brands in key markets…investments which we believe will drive top-line growth. As you all know, our brands are highly responsive to advertising and marketing. And we'll have greater resources to support innovative new campaigns that will help increase trial and awareness… and grow share and volume.

Third – this merger gives us the operating scale and balance sheet strength to play a significant role in the consolidation of the global brewing industry. Both Molson and Coors individually have made important acquisitions in the past couple of years. And this transaction gives us the critical mass to be a real player in a rapidly consolidating industry.

**(Slide 8) That Makes Perfect Sense**

In short, this combination is logical, compelling and transformational for both our companies.

As Eric stated, we jump to the top-5 position worldwide, with the operational scale and financial strength to succeed as a major player in the global brewing industry.

But it's not just scale. The merger brings together two highly successful players with strong market positions in some of the world's largest and most profitable beer markets. This expanded geographic base provides diversified sources of revenue, profit and cash.

This is also a management team filled with consumer industry veterans who have experience integrating international beer operations. And maybe most importantly, we know how to brew great beer... and build leading beer brands.

Additionally, these companies are a unique strategic and cultural fit. Our operating geographies are complementary. And both of our management teams have experience working together.

We share common values, operating philosophies, and heritages... focused on delivering significant value to shareholders, while preserving the best attributes of a family-run business. As Eric and Pete touched on, Coors and Molson were both founded by pioneering families who are still active in the business. Both have deep roots in their respective countries, and share a passion for beer and a commitment to quality... supported by over 350 combined years of brewing experience.

**(Slide 9) Propels Molson Coors Into 'Top 5'**

Eric aptly described Molson's strategic mandates. Coors' were very similar, but we have been even more explicit about our goal to be a top-5 player worldwide. This gets each of us there *far* faster than we could have envisioned even 12 months ago. Coors goes from being a number 8 player and Molson from the 13th position.

There's no magic in the '5' – by the way -- it simply represents a threshold that we believe is critical if you want to thrive in today's very competitive, very rigorous global beer market.

**(Slide 10) With Broad Scope & Scale**

So what will we look like as this 'top 5' player? Looking at the twelve months ended March 31, 2004, the company had pro forma net sales of about $6 billion, EBITDA of approximately $1.0 billion, and combined 2003 volume of 60 million hectos, or 51 million US barrels.

We'll have a product portfolio of more than forty brands including Coors Light, Molson Canadian, Carling, Coors Original, Keystone, Aspen Edge, Zima XXX, Worthington's, Molson Ultra, Export, Molson Dry, Rickard's, A Marca Bavaria and Kaiser.

Additionally, the companies have distribution and licensing agreements with other leading international brewers, including Heineken, Grupo Modelo, Grolsch, Foster's, SAB Miller and FEMSA .

**(Slide 11) Enhanced Platform in Developed Markets Balance Exposure**

We will have important positions in four of the top six key global markets.

As you can see from the charts on this slide, no matter how you slice it – by volume, revenue or cash flow – we will be a strongly diversified company with an expanded profit base, which we believe will provide Molson Coors Brewing Company with more stable results and ability to expand our presence in high-potential markets around the world.

**(Slide 12) Tapping the Largest Profit Pools**

These markets, in addition to being sizable, are very profitable. In fact, they are four of the top eight most profitable beer markets in the world.

**(Slide 13) With Leading Positions in Key Markets**

And we have significant presence in these high margin markets. We have the number 1 brand in two of these markets – the Molson Canadian brands in Canada... and Carling in the UK... and the

number 3 brand in both the US with Coors Light… and Brazil with Kaiser. If you look at all of our brands we would have a market share of 43% in Canada, making us the number 1 player in that region… a 21% share in the UK, making us a solid number 2… and in the US and Brazil, where we have 11% market shares, we are ranked number 3.

**(Slide 14) Enhanced Financial Strength**

Importantly, with our new size comes greater financial strength. Along with higher revenues comes approximatley $1 billion in pro forma EBITDA, $700 million in pro forma free cash flow, and a net debt to EBITDA ratio of 2.1… and significant additional debt capacity. Add to this $175 million in identified synergies, and you see a company with substantially enhanced financial strength and, significantly, a new found financial flexibility that will allow us to drive growth in revenue, profits and returns.

**(Slide 15) And Balanced Board & Management Team**

Before I turn it over to Dan O'Neill, I want to touch on the way we will run this company. This is truly a merger of equals…we're creating a Canadian-American company with headquarters in Montreal and Denver, facilitating our ability to integrate the best talent from two strong companies.

It's equally balanced from a governance perspective, including the composition of the board. As you know, both the Coors and Molson families are very involved in this business and will remain active participants in shaping the future direction of this company – a company in which they are, and plan to remain, highly invested. That said... in terms of governance, we have put together what we believe is a very well balanced group - both in terms of shareholder representation and expertise.

Molson Coors will have a 15-member Board of Directors – most of whom will be drawn from the existing Boards of both companies. There will be five members elected by the Molson family trust shareholders, five members elected by the Coors family trust shareholders, and three directors elected by the company's non-voting shareholders. Dan O'Neill and I will also be directors.

Importantly, nine members of the company's Board will be independent directors. And, of course, we will have an audit committee composed solely of independent directors.

As this slide depicts, we also intend to establish an office of Synergies and Integration. This office will provide a clear point of focus for the realization of cost savings and other synergies, including the alignment of related capital expenditures, by applying best practices and global benchmarking. This group will be chaired by Dan and will also include Eric Molson and myself.

With that… I'd like to introduce the man heading up this integration and synergy work, the current CEO of Molson, Mr. Dan O'Neill. Dan and I have worked together for five years now building each others brands. In the process, we have developed a positive working relationship based on a mutual respect. We share the same vision for the Molson Coors Brewing Company and look forward to taking it to the next level together…Dan

**(Slide 16) Daniel J. O'Neill**

**Daniel J. O'Neill (9 minutes)**

Thank you Leo…

As you can see, this is a transaction that we believe will deliver real value to our shareholders in the near term, and as we strengthen our market positions will enable us to deliver improved returns in the long term as well.

**(Slide 17) Management Team with Proven Track Record**

One reason we feel so confident in our ability to deliver on these objectives is that we have a great management team with the experience necessary to ensure that these businesses are combined seamlessly.

Between Eric, Leo and myself we have 100 years of consumer industry experience and have a proven track record building leading

consumer brands. Over the last 26 years, Coors has built Coors Light into the 7th largest brand in the world. On the Molson side, the Molson Canadian brand has been a leading brand in Canada for several years. Molson is the #1 beer company in Canada.

Both management teams have demonstrated their ability to capture operational efficiencies and control costs while maintaining sales growth. For example, Coors is on track to achieve its US operations cost goal of $4 to $5 per barrel over four to five years. Molson has met or exceeded every cost reduction target it has set over the last five years, identifying and delivering over $275 million Canadian in that period.

Both companies have strong experience in international operations. No one can call into question the resounding success Coors has had integrating and operating Carling, the UK business it bought two years ago. And while Molson has encountered issues with its Brazil operations, a plan is in place to address it.

And as Leo discussed, we've created a very specific committee to manage the integration and have a clear focus on executing and delivering the synergies. I will personally be very actively involved in the details associated with delivering and unlocking the value available to the new company.

**(Slide 18) Synergies**

Let me take a minute to explain the $175 million in synergies already identified which we plan to capture by fiscal 2007.

We've identified six primary buckets. This slide lays out those buckets and puts some numbers against them. These are annualized savings numbers, building over three years following the close.

- First, the team has identified $60 million in cost reductions through the optimization of the combined brewery network. We have an extensive system of breweries, packaging plants, distribution centers and transportation resources throughout North America and have identified areas where there can be immediate rationalization. We also expect to identify additional areas for consolidation over time, which would fall outside and add to the $175 million.
- Next the team has targeted procurement savings of approximately $43 million and SG&A savings of approximately $40 million. As a company twice as large as either was before, we will simply have more purchasing leverage and greater opportunity for efficiencies. We plan on eliminating duplicate functions at the corporate level and consolidating staff where practical.
- The fourth bucket we've titled Best in Class Savings which represents $12 million in expected savings. This relates to electing to go with the best and most efficient of the various systems the two companies have in place – for instance, choosing the "best" IT system, or the best cash management system.

- We've identified $10 million in synergies in the fifth area, which we've entitled Organizational Design, which relates to the costs that can be captured by having one network and utilizing one operations construct. In other words, there's lots of flexibility to reduce costs by having one major North American organization.
- We've also identified $10 million of other synergies from a variety of sources and specific projects.

Think about it this way, we think we can very easily achieve synergies of roughly 3.3% of the pro forma cost base.

It is important to note that the savings are not simply concepts, but numbers developed from teams working together for several weeks to provide us with hard core numbers. I am confident in these targets.

**(Slide 19) Profit Impact and Estimated Timing**

And we are confident we can do it fairly rapidly, with very material profit results within the first 12 months and 87% of the initial synergy estimates taken out by the end of year two.

**(Slide 20) Significant Opportunity for Margin Expansion**

We also believe there is significant margin expansion opportunity.

- Synergies will have a significant impact on pro forma EBITDA.
- If you look at the margin of the combined company (16.5% without synergies) as compared to other leading global brewers – Molson Coors will not initially meet the global standard.

- The combined company will be in a position to capture identified synergies rapidly and the immediate synergy capture will add 300 basis points to the margin (19.5%).
- In addition to the $175 million, my role will be to identify and capture additional synergies over the mid- to longer-term.
- Looking at AmBev at 35% and AB at 29% you can see there is room for significant upside.
- Molson has taken our Canadian business from 18% margins to 28% and Coors has been improving as well – so we have a track record of achievement.
- The conclusion: the available pot of synergies created by this combination is significant for value creation and there is potentially a large upside to this initial valuation from our conservative estimates.

**(Slide 21) Stronger Financial Profile Provides for Long-Term Success**

Our enhanced financial strength will allow us not only to deliver on the bottom-line, but also to invest in our brands and business to better position the combined company for future growth and long-term shareholder returns.

We will use our strong cash flow and synergies to make targeted investments in support of key brands. We will put dollars behind advancing Coors Light in Canada. Coors existing JV with Molson, under which Molson is the sole distributor of Coors Light in Canada, has been very successful – we think combined, we can do even more

to advance that brand. Likewise, we will be in a position to provide enhanced support behind Molson Canadian in both Canada and the US.

We will also continue to invest in product innovations. Innovation will be of increased importance in the new company and we believe new products like Aspen Edge, Carling Extra Cold, Zima XXX, Molson Cold Shots and Bavaria will be important future growth drivers.

We will also continue to put money behind capital improvements – our spending will be more disciplined, strategic and designed to deliver improved efficiencies and drive savings.

Finally, our combined stronger overall financial profile provides for long-term success in that it creates, as Leo mentioned, a strong platform to continue as a global consolidator. The Molson Coors Brewing Company will have the operating and financial scale to pursue strategic acquisitions and/or joint ventures.

**(Slide 22) Revenue Growth Opportunities**

We have identified several areas from which to drive revenue growth going forward.

In Canada we will:

– Unleash Coors Light; redirect dollars from Canadian Light to Canadian.

- Support value entry to regain share and drive volume savings.
- Utilize the ARC technology from UK to drive on-premise listings.

In the US, we will:

- Continue to support Coors Light in developmental regions, capitalizing on improving brand attribute ratings.
- Expand testing of Marca Bavaria.
- Leverage Molson Canadian and XXX in the complete US system.

In the UK, we will:

- Look at Molson brands to see if they are a fit for our needs for a super-premium bottled lager.

And in Brazil, we plan to continue to invest in Kaiser to take advantage of the growth opportunity in the country, as well as investigate the appeal of Coors Light.

**(Slide 23) Synergies Are a Major Value Driver**

The value creation opportunity is exciting and we at Molson look forward to working together.

With that, I'll turn it over to Tim Wolf, CFO of Coors Brewing Company and the future CFO of Molson Coors. Tim...

### (Slide 24) Tim Wolf

| TIM WOLF (8 mins.) |
|---|

Dan, thanks...

Over the next few minutes, I'd like to take you through a summary of our merger of equals agreement, including ownership, voting rights and governance. I'll also review a snapshot of pro forma financials. Just to be clear, like Leo and Dan, I'll be referring to US dollars and all pro forma numbers are as of March 31, 2004. We'll be updating this information to reflect results ending with the June quarter for both companies in the near future.

### (Slide 25) Financially Compelling Combination

Let me start by providing my perspective on why this merger of equals is such a compelling combination from a financial standpoint. You've heard these themes already, but they bear repeating.

First...scale. Together, we are creating a company that on a pro forma basis has a combined enterprise value of approximately $8.4 billion dollars – essentially double either company as a standalone entity. You've seen the pro forma numbers for revenues, EBITDA, operating income and free cash flow. Even pre-synergies, our newly

combined company immediately will be able to leverage a broader, stronger critical mass of revenue, cash generation and profit.

Second…capacity. We'll have very significant debt capacity, both as a function of each companies' inherent cash generation, combined with recent aggressive programs to reduce leverage. In fact, day one debt capacity will be significant and will provide us with immense financial flexibility to pursue potential growth opportunities.

Third…opportunities. With a broader, more diverse platform we have far greater ability to reduce costs, manage cash more effectively, reduce vulnerability and risk, and run the business more efficiently. The synergies Dan outlined today are those we've worked on to date, but we will work hard to develop more of these opportunities in the months ahead.

In short, this is a very attractive combination from a financial standpoint and we are very excited with its great potential.

(Pause)

**(Slide 26) Transaction Summary**

Ok. Let's move on to the agreement. As we described in the press release, the merger of equals has been structured as a stock-for-stock exchange that will be available on a tax-free basis to Molson shareholders in Canada and Coors shareholders in the U.S. I'll address the ownership and voting components in a moment.

The exchange ratio is .360 Coors voting or non-voting share per Molson voting or non-voting share.

Both companies' Boards have unanimously approved this merger of equals and we have included a breakup fee of $75 million in our agreement. And, significantly, the existing controlling shareholders of Coors and Molson – essentially the Coors and Molson families – have agreed to vote their shares in favor of the merger and have entered into a formal voting trust agreement.

The transaction is subject to the approval of the shareholders of both companies. Thresholds needed are two-thirds of each class of Molson shareholders and a majority of each class of Coors shareholders. The deal is also subject to other customary closing conditions and a variety of regulatory approvals, including Hart-Scott-Rodino and the Canadian Competition Bureau. We do not expect any significant regulatory issues.

Following these approvals and shareholders' meetings and votes, we expect to close in the fourth quarter of 2004.

Upon close, Molson Coors Brewing Company will be listed jointly on the New York Stock Exchange and the Toronto Stock Exchange, with Molson Coors A and B shares on the New York Stock Exchange and exchangeable A and B shares on the Toronto Exchange.

We expect the company to adopt the current Molson quarterly dividend policy – currently $0.44 US per share. Adjusted for the

currency exchange rate and the share exchange ratio above, which will be equivalent to $1.21 per Molson Coors share.

**(Slide 27) Current Structures**

Let's walk through ownership, starting with a current snapshot. The affiliated Molson family members hold roughly 55% of the voting stock, with the public and others owning the balance. All Molson non voting stock is publicly owned. Coors voting stock is 100% owned by the Coors family. Non-voting Coors stock is 30% owned by the Coors family, with the balance owned by the public.

You can see the economic ownership percentages here as well.

**(Slide 28) Transaction Parameters**

Under the terms of the agreement, voting and non-voting shareholders of Coors will own one voting or non-voting share, respectively, of Molson Coors Brewing Company for each share of Coors. Let me explain a little bit more about how the .360 exchange ratio works. For US-based holders of Molson stock, each voting share of Molson will be converted into .126 voting shares and .234 non-voting shares of Molson Coors. Each non-voting share of Molson will be converted into .360 non voting shares of Molson Coors. Canada-based Molson shareholders will have the same economics but will have the choice of receiving this in the form of primary shares or exchangeable shares.

**(Slide 29) Pro Forma Share Exchange**

This slide illustrates the share exchange. The key point here is that there is no change in voting rights for current Coors voting and non-voting shareholders. Molson voting shares get split into voting and non-voting shares – 35% voting and 65% non-voting. Voting rights of Molson non-voting shares do not change.

**(Slide 30) Pro Forma Molson Coors Ownership Profile**

After our merger of equals is complete, a holding company controlled by Eric Molson and the Adolph Coors Jr. trust will own together approximately 62 percent of the voting shares of Molson Coors. Total economic ownership breaks down as Coors Family, 15%; affiliated Molson Family, 5%; and non-family shareholders, 80%.

**(Slide 31) Voting Rights and Governance**

So, key takeaways… As Leo discussed, we have a balanced board with a majority of independent directors.

Management will clearly be running the business and making the operating decisions. Board oversight and most board actions will be determined by a simple majority of the directors. A few critical issues may require voting shareholder approval. In those instances the Coors family trust and Eric Molson's holding company have agreed to vote their shares together in a voting trust.

(Pause)

So let's look a little closer at a pro forma income statement and balance sheet. Again, using last 12 month as of March 31, 2004.

**(Slide 32) Pro Forma Income Statement**

You'll see here that we've shown pro forma numbers both pre- and post-synergies. The real takeaway here is that the synergies drive healthy margin expansion, stronger profit and enhanced cash flow. Dan mentioned this in some detail earlier.

Combined EBIT jumps from almost $675 million pre-synergies to nearly $850 million when you factor in the $175 million of synergies. EBIT margin improves to 14.2%, EBITDA to $1.17 billion and an operating margin of 19.6%.

Even discounting the synergies, on a pro forma basis the combined company will have very healthy margins, with nearly $900 million in free cash flow as the synergies come on line.

Let's look at the balance sheet.

**(Slide 33) Pro Forma Balance Sheet**

The main message here is about debt capacity. As of March 31, 2004, the combined company would have had total debt just north of $2.1 billion, translating into a net debt to EBITDA ratio of roughly 2.1. All in all, a very healthy balance sheet with ample capacity to pursue new value-driving opportunities and in fact debt has been reduced even further in the second quarter. (Pause)

In summary, we believe that this merger of equals will result in an enterprise that is stronger, more profitable and more financially resilient. We have work ahead of us to make it a reality, but we are

confident in our abilities and in our team, and am excited by the realistic and achievable plan we have developed.

Now, I'll turn it over to Leo to wrap up and then we can take your questions.

Leo...

**(Slide 34) Leo Kiely**

| **LEO KIELY (45 seconds)** |
| --- |

**(Slide 35) A Key Strategic Step**

Thank you Tim.

In sum, this merger is a strategic move that will transform our companies and benefit our shareholders. It is about value creation, critical mass and shared vision.

It unlocks shareholder value through the realization of significant merger synergies. And you have an experienced management team with a cohesive plan to deliver these synergies.

We will be number 5 in the world, with global scale and geographic diversity. Strong cash flow and balance sheet strength will allow us to make further investment in our business and in Molson Coors' future growth.

We are a superb strategic and cultural fit with a shared vision centered around growing the business for stakeholders while

maintaining the best aspects of two family businesses that began and will continue with a focused dedication on making great beer.

With that, we'll take your questions.

**(Slide 36) Questions?**

###

Strictly Private and Confidential

# Molson Coors Brewing Company

*Reshaping the Competitive Brewing Landscape*

July 22, 2004

**Leo Kiely**
President and
*Chief Executive Officer*
Coors Brewing Company

**Daniel J. O'Neill**
President and
*Chief Executive Officer*
Molson Inc.

**Tim Wolf**
Chief Financial Officer
*Coors Brewing Company*

MOLSON Coors

## Forward Looking Statements

This presentation includes "forward-looking statements" within the meaning of the U.S. federal securities laws. Forward-looking statements are commonly identified by such terms and phrases as "would", "may", "will", "expects" or "expected to" and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Adolph Coors Company and Molson Inc. (separately and together the "Companies"). Such statements include, but are not limited to, statements about the anticipated benefits, savings and synergies of the merger between Adolph Coors Company and Molson, Inc., including future financial and operating results, Coors' and Molson's plans, objectives, expectations and intentions, the markets for Coors' and Molson's products, the future development of Coors' and Molson's business, and the contingencies and uncertainties to which Coors and Molson may be subject and other statements that are not historical facts. The presentation also includes information that has not been reviewed by the Companies' independent auditors. There is no assurance the transaction contemplated in this presentation will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this presentation are expressly qualified by information contained in each company's filings with regulatory authorities. The Companies do not undertake to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required approvals of the merger on the proposed terms and schedule; the failure of Coors and Molson stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; and disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Coors' and Molson's results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Coors with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site *(http://www.sec.gov). Neither Coors nor Molson undertakes and each specifically disclaims, any obligation to update or revise any forward-looking* information, whether as a result of new information, future developments or otherwise.

Stockholders are urged to read the joint proxy statement/management information circular regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/management information circular, as well as other filings containing information about Coors, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint *proxy statement/management information circular can also be obtained, without charge, by directing a request to Adolph Coors Company, 311 10th Street,* Golden, Colorado 80401, Attention: Investor Relations, (303) 279-6565. The respective directors and executive officers of Coors and Molson and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Coors's directors and executive officers is available in the 2003 Annual Report on Form 10-K filed with the Securities and Exchange Commission by Coors on March 12, 2004, and information regarding Molson's directors and executive officers will be included in the joint proxy statement/management information circular. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become *available.*

MOLSON Coors

Strictly Private and Confidential

# Eric Molson and Peter Coors

MOLSON Coors

## Molson and Coors: The Right Combination

MOLSON



&

Coors



- North America's oldest brewer
- 13th largest brewer in the world
- Leading position in Canada; growth opportunity in Brazil

- Established in 1873 by Adolph Coors
- 8th largest brewer in the world
- Leading brands in US and UK beer markets

**Rich Brewing Heritage, Experienced Management, Leading Brands**

MOLSON Coors

## To Create Substantial Value for Shareholders

- Achieves operational and financial scale to compete more successfully
- Foundation of strong, established brands in the world's leading developed markets
- Builds platform for participating in the continuing brewing industry *consolidation*
- Maintains the unique national character of each company
- Delivers tangible benefit to shareholders through substantial synergies, earnings accretion and cash flow

MOLSON Coors

Strictly Private and Confidential

## Leo Kiely

MOLSON Coors

## A Compelling and Transformative Transaction

**Merger of equals unlocks three phases of value creation:**

- **Phase 1** – Estimated US$175M in potential synergies leading to near-term value creation for shareholders:
  - Cost savings primarily through procurement and network optimization
  - Expected to be accretive to earnings in year 1 for shareholders
  - 50% of synergy capture within 18 months
- **Phase 2** – Funding generated by synergies to allow for additional support in key markets on critical brands to grow revenue
- **Phase 3** – Operating and financial scale to become a consolidator:
  - 'Top 5' by volume with 60M hl
  - Strong cash flow and balance sheet to support future plans

**Merger of equals establishes a consistent ability to deliver value creation in the short, medium and longer run**

MOLSON Coors

## That Makes Perfect Sense

- ***Creates top-5 brewer with the operational scale to succeed in the global brewing industry***
  - Strong market positions in some of the world's largest beer markets
  - Broader geographic base provides diversified sources of revenue, profit and cash
- **Experienced management team to ensure smooth integration and capitalize on growth opportunities**
  - 126 years of consumer industry experience
  - Proven integration skills
- **Natural strategic and cultural fit**
  - Complementary product lines and operational geography
  - Existing strong working relationships
  - Common values, operating philosophies and heritages

**Objective is to deliver top quartile shareholder returns**

MOLSON Coors

## Propels Molson Coors into 'Top 5'



Volume (M hl)
InterbrewAmBev 215
A-B 152
SABMiller 116
Heineken 109
Molson Coors 60
Carlsberg(1) 54
Scottish & Newcastle 50
Grupo Modelo 42
Coors 39
Asahi 36
Tsingtao 33
FEMSA 25
Kirin 23
Molson 21
Foster's 17


Source: Company Reports – latest fiscal year
(1) Represents total pro rata volume as stated in Carlsberg 2003 Annual Report

MOLSON Coors

## With Broad Scope & Scale…

- Pro forma LTM net sales and EBITDA[1] of approximately US$6.0 billion and US$1.0 billion, respectively
- Combined 2003 volume of 60M hl/51M US bbls
- Combined product portfolio of more than forty brands
- Distribution and/or licensing agreements with leading international brewers including Heineken, Grolsch, FEMSA, and Grupo Modelo

(1) EBITDA represents earnings before interest, tax, depreciation and amortization.

MOLSON Coors

## Enhanced Platform in Developed Markets, Balanced Emerging Market Exposure

- Strong positions in world's highest margin beer markets
- Growth opportunities through underdeveloped regions/brands in mature markets and Brazil


2003 Volume 60M hl
17%
21%
47%
16%
LTM Net Sales US$6B
5%
28%
41%
26%
LTM EBITDA US$1B
23%
34%
43%
US(1)
Canada
UK(2)
Brazil

(1) Includes Coors' America's segment
(2) Includes Coors' Europe segment

**Strong geographically diversified company**

MOLSON Coors

## Tapping the Largest Profit Pools...


US
Japan
Mexico
UK
Brazil
Germany
Russia
Canada
Philippines
Australia
US$M
$0
$1,000
$2,000
$3,000
$4,000
$5,000

* Defined as brewing industry EBITDA in US$M
Source: Company estimates

**Molson Coors is positioned in 4 of the top 10 beer profit pools* in the world**

MOLSON Coors

## With Leading Positions in Key Markets…

| Country | Top Brand | Rank | All Brands: Market Share | All Brands: Rank |
|---|---|---|---|---|
| Canada | Canadian | #1 | 43% | #1 |
| United Kingdom | Carling | #1 | 21% | #2 |
| United States | Coors Light | #3 | 11% | #3 |
| Brazil | Kaiser | #3 | 11% | #3 |

Source: Datamonitor and Brewers of Canada (2003)

**Strong brands in some of the world's largest beer markets**

MOLSON Coors

## Enhanced Financial Strength…

| Pro Forma LTM Molson Coors | |
|---|---|
| (US$M) | |
| Net sales | $5,963 |
| Operating income | 673 |
| *Margin* | *11.3%* |
| EBITDA | 994 |
| *Margin* | *16.7%* |
| Free cash flow* | 707 |

*Defined as EBITDA – CAPEX
CAD/USD exchange rate of 1.35
Excludes potential synergies
LTM (last twelve months) ended March 31, 2004

- Strong financial position with significantly enhanced debt capacity
- Net Debt / LTM EBITDA ratio of 2.1x
- LTM Interest coverage of 6.7x
- US$175M in identified synergies

**Financial strength and flexibility drives growth in revenue, profits and returns**

MOLSON Coors

## … And Balanced Board & Management Team


Molson Independent
Molson Independent
Molson Independent
Molson Family
Chairman E. Molson
Office of Synergies & Integration
Vice Chairman D. J. O'Neill
CEO L. Kiely
Elected Independent
Elected Independent
Elected Independent
Coors Independent
Coors Independent
Coors Independent
Coors Family
Coors Family

MOLSON Coors

*Strictly Private and Confidential*

## Daniel J. O'Neill

MOLSON Coors

## Management Team With Proven Track Record

**Office of Synergy and Integration**

| ERIC MOLSON<br>Chairman | LEO KIELY<br>Chief<br>Executive Officer | DANIEL J. O'NEILL<br>Vice Chairman,<br>Synergies and<br>Integration |
|---|---|---|

- 126 years of consumer industry experience
- History of realizing operational efficiencies and controlling cost while maintaining sales growth
  - Coors on track for its US operations cost goal of $4 to $5/bbl over 4-5 years
  - Molson met or exceeded every cost reduction target in last 5 years
- Establishment of Office of Synergies and Integration to achieve the expected synergies of the transaction
- Strong experience in international operations

MOLSON Coors

## Synergies

| | Expected Savings (US$M) | % of Pro Forma Cost Base |
|---|---|---|
| Brewery Network Optimization | $60 | 1.1% |
| Procurement Savings | 43 | 0.8 |
| SG&A | 40 | 0.8 |
| Best In Class Savings | 12 | 0.2 |
| Organizational Design | 10 | 0.2 |
| Other | 10 | 0.2 |
| Total | $175 | 3.3% |

Molson Coors has identified a clear path to substantial synergies

MOLSON Coors

## Profit Impact and Estimated Timing

**Impact on EBITDA of 100% Synergies**


US$1,500M
$1,200
$900
$600
$300
$0
$425
$569
$994
$175
$1,169
Molson
Coors
Pro Forma
Synergies
Molson Coors

**Expected Timing of Synergies**


44%
87%
100%
Year 1
Year 2
Year 3

**50% of synergy capture to occur in the first 18 months**

MOLSON Coors

## Significant Opportunity for Margin Expansion

| | EBITDA to Net Sales | | | | | Molson Coors | |
|---|---|---|---|---|---|---|---|
| | CY99 | CY00 | CY01 | CY02 | CY03 | Without Synergies | With 100% Synergies |
| **Molson*** | **18.3%** | **18.9%** | **20.3%** | **22.9%** | **22.8%** | **16.5%** | **19.5%** |
| **Coors** | **12.1%** | **12.2%** | **12.2%** | **14.1%** | **13.6%** | | |
| AmBev | 21.1% | 28.7% | 30.5% | 36.9% | 35.4% | | |
| A-B | 25.9% | 26.4% | 27.6% | 28.2% | 28.8% | | |
| Interbrew | 23.3% | 21.2% | 21.0% | 21.0% | 21.3% | | |
| Heineken | 17.2% | 17.1% | 17.5% | 17.6% | 20.2% | | |

* *Years aligned for comparison purposes; CY99 to CY01 as reported in F'02 annual report under the comparable basis; CY02 and CY03 exclude gains on sales and charges for rationalization*

**US$175M in synergies represent 300 basis points of margin improvement with significant opportunities for further margin expansion**

MOLSON Coors

## Stronger Overall Financial Profile Provides for Long-Term Success

- **Targeted investments in support of key brands**
  - Increased focus and support for Coors Light in Canada
  - Enhanced marketing and support of Molson Canadian in the US system
- **Renewed investments in product innovations**
  - Aspen Edge, Marca Bavaria, Carling Extra Cold, Molson Ultra, Zima XXX, Cold Shots
- **Disciplined capital improvements drive productivity and growth**
  - Continue strategic spending to optimize infrastructure and returns
- ***Creates platform to continue global consolidation***
  - Operating and financial scale to target highly strategic acquisitions and joint ventures

***Financial flexibility enables us to invest in growth***

MOLSON Coors

## Revenue Growth Opportunities

Canada

- Unleash Coors Light; redirect dollars from Canadian Light to Canadian
- Support value entry to regain share and drive volume savings
- *Utilize the ARC technology from UK to drive on-premise listings*

USA

- Continue to support Coors Light in developmental regions, capitalizing on improving brand attribute ratings
- Expand testing of Marca Bavaria
- Leverage Molson Canadian, Zima, and Molson XXX in the complete US system

UK

- Opportunity for Molson Lager

Brazil

- Investigate the appeal of Coors Light

**Funding from synergies provides additional support for critical brands in key markets**

MOLSON Coors

## Synergies Are a Major Value Driver

| | Expected Savings (US$M) | % of Pro Forma Cost Base |
|---|---|---|
| Brewery Network Optimization | $60 | 1.1% |
| Procurement Savings | 43 | 0.8 |
| SG&A | 40 | 0.8 |
| Best In Class Savings | 12 | 0.2 |
| Organizational Design | 10 | 0.2 |
| Other | 10 | 0.2 |
| **Total** | **$175** | **3.3%** |

MOLSON Coors

Strictly Private and Confidential

## Tim Wolf

MOLSON Coors

## Financially Compelling Combination

- Combined enterprise value of approximately US$8.4B
- US$6.0B in pro forma last twelve months net revenue and US$1.0B in pro forma last twelve months EBITDA pre-synergies
- Pro forma free cash flow* in excess of US$700M
- Strengthened financial position with meaningful debt capacity

*Defined as EBITDA – CAPEX

**Increased size creates the financial strength and flexibility to drive future growth**

MOLSON Coors

## Transaction Summary

| | |
|---|---|
| **Company Name** | ▪ Molson Coors Brewing Company |
| **Transaction Overview** | ▪ Combination of Molson and Coors through a merger-of-equals transaction |
| **Consideration** | ▪ Stock-for-stock exchange (tax-free to holders of Molson in Canada and to holders of Coors in US) |
| **Exchange Ratio** | ▪ .360 Coors voting/non-voting shares per Molson voting/non-voting share |
| **Shareholder Support** | ▪ Both families agree to vote in favor of transaction |
| **Expected Closing** | ▪ Fall 2004 |
| **Required Approvals** | ▪ Recommended unanimously by Molson and Coors Board of Directors<br>▪ Subject to approval by 2/3 of each class of Molson shareholders and by a majority of each class of Coors shareholders<br>▪ Subject to regulatory approvals |
| **Stock Listings** | ▪ Listing of Molson Coors A and B shares on NYSE; listing of exchangeable A and B shares on TSX |
| **Dividend Policy** | ▪ Company to adopt current Molson dividend policy currently US$0.44 per Molson share, or US$1.21 per Molson Coors share |

MOLSON Coors

## Current Structures


Molson Stock Class
B – Voting
A – Non-Voting
Total Economic
Molson Family 55%
Public 45%
Public 100%
Molson Family 10%
Public 90%
22.4M shares
106.9M shares
129.3M shares
Coors Stock Class
A – Voting
B – Non-Voting
Total Economic
Coors Family 100%
Coors Family 29%
Public 71%
Coors Family 31%
Public 69%
1.3M shares
37.6M shares
38.8M shares

MOLSON

Coors

## Transaction Parameters


1 Voting Share of Coors
1 Voting Share of Molson Coors
1 Non-Voting Share of Coors
1 Non-Voting Share of Molson Coors
US-Based
Canada-Based
1 Voting Share of Molson
126 Voting Shares of Molson Coors
234 Non-Voting Shares of Molson Coors
or
126 Exchangeable Voting Shares of Molson Coors
234 Exchangeable Non-Voting Shares of Molson Coors
1 Non-Voting Share of Molson
360 Non-Voting Shares of Molson Coors
or
360 Exchangeable Non-Voting Shares of Molson Coors

MOLSON

Coors

## Pro Forma Share Exchange



Molson Shareholders
Exchange Ratio
Molson Coors Shares
Voting
(Class B)
Non-Voting
(Class A)
.360x
35%
65%
100%
Voting
(Class A)
Non-Voting
(Class B)
Coors Shareholders
Voting
(Class A)
Non-Voting
(Class B)
100%
100%
Voting
(Class A)
Non-Voting
(Class B)


MOLSON Coors

## Pro Forma Molson Coors Ownership Profile



Stock Class
A – Voting
B – Non-Voting
Other
38%
Voting
Trust
62%
4.1M shares
Voting
Trust
5%
Other
95%
81.3M shares


MOLSON Coors

## Voting Rights and Governance

- Molson and Coors control groups to have comparable voting rights
- Voting Trust to be established with equal representation between Coors family and Eric Molson's holding company
- *Current Molson public Class B voting shareholders hold balance of voting rights*
- Balanced Board – 15 members; 9 independent
  - 5 elected by the Coors family
  - 5 elected by the Molson family
  - 3 elected by non-voting shareholders
  - Leo Kiely
  - Daniel J. O'Neill

**Existing controlling shareholders will share equal board seats and voting rights**

MOLSON Coors

## Last Twelve Months Pro Forma Income Statement

| (US$M) | Molson | Coors | Combined | |
|---|---|---|---|---|
| | | | Pre-synergies | $175M Synergies |
| **Net sales** | 1,867 | 4,096 | 5,963 | 5,963 |
| **EBIT** | 352 | 321 | 673 | 848 |
| ***Margin*** | *18.8%* | *7.8%* | *11.3%* | *14.2%* |
| **EBITDA** | 425 | 569 | 994 | 1,169 |
| ***Margin*** | *22.8%* | *13.9%* | *16.7%* | *19.6%* |
| **Net income**** | 175 | 179 | 354 | 468(1) |
| **Free cash flow*** | 360 | 347 | 707 | 882 |

LTM as of March 31, 2004
CAD/USD exchange rate of 1.35
Excludes purchase accounting adjustments

* EBITDA – Capex
** Excluding purchase accounting adjustments
(1) Synergies taxed at 35%

**Margin Expansion, Stronger Cash Flow, Increased Profits**

MOLSON Coors

## Pro Forma Balance Sheet

| (US$M) | Molson | Coors | Combined |
|---|---|---|---|
| Cash | $16.2 | $27.5 | $43.7 |
| **Total current assets** | **$328.6** | **$1,010.3** | **$1,338.9** |
| PP&E | 780.9 | 1,513.2 | 2,294.1 |
| **Total assets** | **$3,002.2** | **$4,491.5** | **$7,493.7** |
| **Total current liabilities** | **$783.2** | **$1,126.2** | **$1,909.4** |
| Total debt | 867.2 | 1,253.9 | 2,121.1 |
| Minority interests | 105.5 | 27.7 | 133.2 |
| Shareholders equity | 931.4 | 1,361.0 | 2,292.4 |
| **Total liabilities and shareholders equity** | **$3,002.2** | **$4,491.5** | **$7,493.7** |

As of March 31, 2004
CAD/USD exchange rate of 1.31
Excludes purchase accounting adjustments

**Low leverage provides Molson Coors the financial flexibility to grow**

MOLSON Coors

Strictly Private and Confidential

[DRAFT]

Leo Kiely

MOLSON Coors

## Molson Coors – A Key Strategic Step

**Value Creation**

- Transaction unlocks shareholder value through US$175M of merger synergies
- Experienced management team can deliver upon key objectives

**Critical Mass**

- Creates top-5 brewer with global scale and diversity
- Strong cash flow and balance sheet for further investment in business and Molson Coors' future growth

**Vision**

- Natural strategic and cultural fit – new company to combine best of both organizations
- Vision shared by family owners who have been growing the business for generations

**Enhanced position in consolidating global brewing industry**

MOLSON Coors

Strictly Private and Confidential

[DRAFT]

Questions?

MOLSON Coors

MOLSON

**PRESS RELEASE** – For immediate release

# MOLSON INC. DIRECTOR RESIGNS FROM BOARD CITING WORKLOAD AND OTHER COMMITMENTS

Montréal, July 28, 2004 – Molson Inc. confirmed today that Robert A. Ingram has submitted his resignation from the Corporation's Board of Directors.

Robert A. Ingram, who is Vice Chairman Pharmaceuticals of GlaxoSmithKline made the decision to resign based on "an ever increasing workload and other commitments." Mr. Ingram also sits on the Boards of Edwards Life Sciences, Lowe's Companies, Inc., Misys plc, Nortel Networks Corporation, OSI Pharmaceuticals, Inc., Wachovia Corporation and Valeant Pharmaceuticals. In addition, he is a member of numerous civic and professional organizations.

"I am grateful for the opportunity to have worked with the independent directors at Molson and am hopeful that, with their guidance, the Board will continue to act in the best interests of all shareholders," explained Mr. Ingram.

The Chairman of Molson, Eric H. Molson, expressed his gratitude for Mr. Ingram's commitment and work over the past years, including his guidance within the Audit and Finance Committee. Mr. Ingram was also a member of the Special Committee of Independent Directors that unanimously recommended the proposed merger between Molson Inc. and Adolph Coors Company.

Molson will not proceed to replace Mr. Ingram immediately on the Board.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

-30-

**FOR MORE INFORMATION:**

Media
Sylvia Morin
Senior Vice President, Corporate Affairs
(514) 590-6345

Investors and analysts
Danielle Dagenais
Vice President, Investor Relations
(514) 599-5392